August 19, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Southeastern Grocers, LLC — Withdrawal of Registration Statement on Form S-1 (File No. 333-191389)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-191389) of Southeastern Grocers, LLC, a Delaware limited liability company (the “Company”), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (the “Registration Statement”). The Company has determined not to pursue the contemplated public offering at this time. The SEC has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding this matter, please feel free to contact me at (904) 370-8001.

Very truly yours,

/s/ Brian Carney

Executive Vice President and Chief Financial Officer Southeastern Grocers, LLC